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FOR IMMEDIATE RELEASE

                   MWI ACQUISITION CO. COMPLETES TENDER OFFER
                   FOR ALL OUTSTANDING SHARES OF MEADOWCRAFT

           Birmingham, Alabama (June 18, 1999) -- MWI Acquisition Co. announced today that it has completed its tender offer for all of the outstanding shares of common stock of Meadowcraft, Inc. (NYSE: MWI) not already directly or indirectly owned by Samuel R. Blount, Meadowcraft's Chairman and controlling stockholder, or members of his family, for $10.00 per share, net to the seller in cash. The tender offer expired at 12:00 midnight, New York City time, on Thursday, June 17, 1999, and MWI Acquisition Co. will accept for payment and promptly pay for all shares properly tendered and not withdrawn pursuant to the offer.

           Based on a preliminary count by the depositary for the offer, approximately 4.9 million shares were tendered in the offer (including approximately 82,000 shares tendered by notice of guaranteed delivery). The shares tendered, together with the approximately 14.4 million shares already owned by SRB-MWI, L.L.C. and Mr. Blount, represent approximately 97.8% of the outstanding shares of Meadowcraft common stock.

           MWI Acquisition Co. is a wholly-owned subsidiary of SRB-MWI, L.L.C., a Nevada limited liability company of which Mr. Blount is a member and the sole manager. The tender offer was conducted pursuant to the terms of the previously announced merger agreement among MWI Acquisition Co., SRB-MWI, L.L.C., and Meadowcraft.

           SRB-MWI, L.L.C. anticipates that it will shortly effect a second-step merger pursuant to the terms of the merger agreement whereby MWI Acquisition Co. will be merged with and into Meadowcraft, with Meadowcraft as the surviving company, and any shares not purchased in the offer (other than shares as to which appraisal rights have been perfected and shares currently owned by MWI Acquisition Co. and its affiliates) will be acquired for the same price in cash.

           Meadowcraft is a leading domestic producer of casual outdoor furniture and is the largest manufacturer of wrought iron furniture in the United States. The company designs, manufactures, and distributes a variety of consumer products, including outdoor and indoor furniture and accessories, outdoor cushions and umbrellas, and garden products.

[Contact:  John W. Cornwell, Executive Vice President, D.F. King & Co., Inc.,
Telephone: (212) 493-6952]